August 9, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2017 for the purpose of registering shares of the Amplify YieldShares Senior Loan and Income ETF (formerly Amplify YieldShares Prime 5 Dividend ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On August 1, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.
Please submit responses to the following comments via correspondence filed on EDGAR. Where appropriate, please include draft revisions to the Registration Statement with your response. Please file such correspondence sufficiently prior to the Fund’s effective date.

Response: This correspondence addresses each of the staff’s requests.

Prospectus

2.
The staff notes that the Fund previously invested its assets in the Prime 5 US Dividend ETF Index (the “Prime 5 Index”). The Prime 5 Index sought to provide targeted exposure to the five highest-ranked dividend ETFs based on the Prime Scoring and Selection Criteria discussed in the Fund’s prior registration statement. The Fund now intends to invest its assets in the Prime Senior Loan CEF Index. The Index is designed to measure the performance of CEFs that invest in floating rate senior loans, pay dividends and are listed in the United States. In light of this change, the staff requests additional information on the following questions.

A.	Why is the Fund changing its index, given that it commenced operations in 2016?

Response: After extensive analysis and market research, the Fund has determined that it was highly unlikely that it would gather a sufficient amount of assets, in the near or long term, to cover operating costs. The Fund’s Board of Trustees, in consultation with the Fund’s investment adviser, Amplify Investments LLC, approved changes to the Fund’s index methodology to the Prime Senior Loan and Income CEF Index (the “Index”) which is believed to be more attractive to current and future Fund shareholders.

B.	Given the new investment focus, why did the Fund seek to change its investment strategy rather than creating a new fund to track the Index? Has the Fund considered the impact to existing investors?

Response: The Fund believes that the change in investment strategy would provide current shareholders with an opportunity, if desired, to remain in a fund with an alternative investment strategy in lieu of incurring a tax event that could be associated with the liquidation of the Fund.

C.	Please confirm that there will be no revisions to the investment management agreement or fundamental policies of the Fund that will require shareholder approval.

Response: Pursuant to the staff’s request, the Fund believes that no revisions to the investment management agreement or fundamental policies of the Fund that will require shareholder approval.

D.	Please confirm that the notice to shareholders required by Rule 35d-1 of the 1940 Act has been or will be given in a timely manner.

Response: Pursuant to the staff’s request, the Fund confirms that the notice to shareholders required by Rule 35d-1 of the 1940 Act has been given in a timely manner. The Fund provided shareholders notice with regard to a change in its underlying index, name, and termination of fee waiver on June 21, 2017 by filing a sticker to the Registration Statement. The anticipated date of the index and name change is August 29, 2017.

E.	Please disclose how the contemplated revisions to the Fund’s investment strategy will impact its existing exchange listing application.

Response: The Fund has confirmed with Bats BZX Exchange, Inc. that the revisions to the Fund’s investment strategy will not impact its existing exchange listing approval.

F.	If material, please revise the disclosure to describe the impact to shareholders of the repositioning of the Fund’s portfolio in order to track the Index.

Response: Response: Pursuant to the staff’s request, the following has been added as “Portfolio Turnover Risk” to the Registration Statement:

During the period of the Fund’s transition from the Prime 5 US Dividend ETF Index to the Prime Senior Loan and Income CEF Index, the Fund will likely incur a material increase in portfolio turnover as securities included in the new Index are purchased and securities included in the old index are sold. High portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover risk may cause the Fund’s performance to be less than you expect.

3.	Given the nature of the changes to the Fund, please describe why the Fund’s decision to file the Registration Statement pursuant to Rule 485(a)(1) of the Securities Act was appropriate.

Response: The Fund is an existing series of the Trust that has been in operation since 2016. The Board of Trustees of the Trust has approved the Index for the Fund. Accordingly, the Fund is changing its strategy to invest in a new underlying index and is changing its name to appropriately reflect that change in underlying index. We believe that these changes are appropriate under Rule 485(a)(1).

4.
The narrative disclosure to the “Example” table required by Item 3 of Form N-1A references an expense reimbursement agreement that is not disclosed in the Fee Table. Please revise the disclosure accordingly.

Response: In response to this comment, the Fund has removed the reference to the expense reimbursement agreement in the narrative disclosure to the “Example” table.

5.	Please provide to the staff a copy of the Index methodology white paper and file the Index License Agreement as a material contract under Item 28(h) of Form N-1A.

Response: Pursuant to the staff’s request, the Fund has provided the staff a copy of the Index methodology as Exhibit A hereto. Additionally, the Fund will file a form of Index License Agreement.

6.
The disclosure states that Index may include closed-end funds with a stated investment strategy of investing a “substantial portion” of their portfolio in floating rate senior loans. In light of the Fund’s requirement under Rule 35d-1 of the 1940 Act to invest at least 80% of its assets in senior loans, please quantify the percentage of a closed-end fund’s portfolio that must be invested in floating rate senior loans to constitute a “substantial portion.” In addition, please revise the disclosure to state that the Fund will meet its Rule 35d-1 requirements through investments in closed‑end funds.

Response: The Fund has revised the description of the index investment strategy, as follows:

CEFs eligible for inclusion include those that invest at least 80% of their portfolio in senior loans or other floating rate instruments.

Please also note that the Fund has also updated its name as follows:

Amplify YieldShares Senior Loan and Income ETF

7.	Please consider whether “Covered Call Writing Risk” presents sufficient risk to the Fund to be included in the disclosure required by Item 4 of Form N-1A.

Response: Pursuant to the staff’s request, this disclosure has been removed from the Registration Statement.

8.
Please revise the disclosure to include the risk that closed-end funds may trade at a discount to their net asset value and that this discount may widen if the portfolio becomes less liquid and may negatively impact the Fund.

Response: Pursuant to the staff’s request, the following has been added as “Closed-End Fund Risk – Discount Risk” to the Registration Statement:

Discount Risk: The shares of many closed-end funds, after their initial public offering, frequently trade at a price per share that is less than the net asset value per share, the difference representing the “market discount” of such shares. This discount may wide if the closed-end fund’s portfolio becomes less liquid. The market discount may also be due in part to the investment objective of long-term appreciation, which is sought by many closed‑end funds, as well as to the fact that the shares of closed‑end funds are not redeemable by the holder upon demand to the issuer at the next determined net asset value, but rather, are subject to supply and demand in the secondary market. A relative lack of secondary market purchasers of closed-end fund shares also may contribute to such shares trading at a discount to their net asset value.

9.
If appropriate, please revise “Fund Investments – Senior Loans” to state (a) whether the closed-end funds composing the Index will be actively-managed, passively-managed or a combination thereof; (b) the extent to which closed-ends in the Index have overlapping characteristics that would be material to investors (ie. sector or geographic concentration); and (c) whether the issuers of floating rate securities will predominately rated as “junk” issuers.

Response: With respect to the disclosure under “Fund Investments – Senior Loans” (a) the closed-end funds in which the Fund invests, like all closed-end funds, are “actively” managed by the portfolio managers of the closed-end fund pursuant to such fund’s investment strategy. Additional risk language of such active management has been added as “Closed-End Funds Risk—Management Risk”; (b) the Fund’s portfolio of senior loan and floating rate closed-ends may be subject to sector and/or geographic concentration risk due to the finite universe of senior loan investments; however, it is the Fund’s belief that the Index’s screening process alleviates any material risks of portfolio overlap. Additional language of the potential for sector and geographic concentration has been added in “Additional Risks of Investing in the Fund”; and (c) the Fund’s senior loan and floating rate investments are generally considered to be “junk” credit quality, as stated in the “Senior Loan Risk” of the prospectus. An additional reference to the credit quality of the senior loans has been added to the “Fund’s Investments – Senior Loans” section of the prospectus.

10.	Please revise “Fund Investments – Senior Loans” to remove duplicative disclosure.

Response: Pursuant to the staff’s request, the duplicative disclosure has been removed from the Registration Statement.

11.
Please revise “Fund Investments – Senior Loans” to address the amount of information typically available about senior loan borrowers and include a statement that senior loans may not be securities thus not subject to the protections afforded by securities laws and regulations.

Response: Pursuant to the staff’s request, the following disclosure has been added to “Fund Investments – Senior Loans”:

In certain circumstances, senior loans may not be deemed to be securities under certain federal securities laws. Therefore, in the event of fraud or misrepresentation by a borrower or an arranger, lenders and purchasers of interests in senior loans, may not have the protection of the anti-fraud provisions of the federal securities laws as would otherwise be available for bonds or stocks. Instead, in such cases, parties generally would rely on the contractual provisions in the senior loan agreement itself and common-law fraud protections under applicable state law. The amount of public information available with respect to senior loans may be less extensive than that available for registered or exchange-listed securities.

12.
With regard to “Fund Investments – Cash Equivalents and Short-Term Investments,” please explain why it would be appropriate for a passively managed index ETF to hold cash if market conditions are not favorable or revise to remove the reference.

Response: In Release No. IC-24828 (the “Names Rule Release”), the SEC states that: “...[The names] rule, as adopted, will require investment companies to comply with the 80% investment requirement under normal circumstances...[.] The “under normal circumstances” standard will provide funds with flexibility to manage their portfolios, while requiring that they would normally have to comply with the 80% investment requirement. This standard will permit investment companies to take “temporary defensive positions” to avoid losses in response to adverse market, economic, political, or other conditions. In addition, it will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.”

The Names Rule Release permits a fund to enter into temporary investments that depart from the fund’s normal investment policies and strategies for temporary defensive positions as well as other limited circumstances. Accordingly, we have incorporated this concept in “Fund Investments – Cash Equivalents and Short-Term Investments.” Since the disclosure is in line with the Names Rule Release, we do not plan to amend the disclosure.

13.
The staff notes the disclosure indicating that the Board of Trustees of the Trust terminated the fee waiver agreement. Please explain why and inform the staff as to what disclosure has been made available to existing and future shareholders regarding the change.

Response: The Board of Trustees, after a review of analysis provided by the Adviser pursuant to Section 15(C) of the 1940 Act, determined that it was appropriate to terminate the fee waiver commencing with the implementation of the new Index. Please refer to the Fund’s response to Comment 2.D. above.

14.	Please confirm that the Fund does not pay fees to the Adviser to sub‑license the Index.

Response: Pursuant to the staff’s request, the Fund confirms that it does not pay fees to the Adviser to sub-license the Index.

15.
Please describe whether any communications occurred between the Adviser and the Index Provider prior to its creation. If such communications occurred, please tell us the nature of these communications.

Response: The proposal for the Index was introduced by the Index Provider to the Adviser in the Spring of 2017. Subsequent to the introduction, the Adviser has had discussions with the Index Provider relating to obtaining further data and understanding the Index methodology, constituent history and other back-tested numbers.

16.	Please consider moving all or part of the “Index Methodology” discussion into the earlier Item 9 portion of the Registration Statement and consolidate, if necessary.

Response: The Registrant has considered the staff’s comment and determined that the Item 9 disclosure is adequate.

17.	The staff notes that the disclosure contained in “Index Methodology – Index Weights” is difficult to comprehend. Please revise in plain English.

Response: Pursuant to the staff’s request, the Fund has revised “Index Methodology – Index Weights” to state the following:

…If, at the time of the Index reconstitution, any Index component (i) represents a net asset amount in the Fund that exceeds six times the three-month average daily value traded for the Index component and (ii) all such components represent, in aggregate, more than 15% of the Index weight, then the Index Provider may reduce the combined weight of such components accordingly and re-apportion the excess weight proportionally among the other portfolio components. In addition, at the time of the Index reconstitution, the sum of the weights of Index component’s that have public float less than $150 million will be capped at 30%. Any Index components that have public float less than $150 million that, as a result of their Prime Scoring and selection factors at the time of adjustment, would have a summed total weighting greater than 30% will have their weight reduced to 30% and the excess weight will be re-apportioned proportionately amongst the other portfolio constituents proportionately. The Adviser seeks to replicate the composition of the Index in the Fund’s portfolio to the extent practicable…

Statement of Additional Information

18.
The disclosure contained in “Types of Investments – Closed-End Funds” states that the Fund may purchase securities of closed-end funds in an initial public offering. Please consider whether this disclosure is appropriate for an index ETF.

Response: Pursuant to the staff’s request, the disclosure has been removed.

Signatures

19.	Please note that the Trust’s Chief Financial Officer and Chief Accounting Officer are required to sign the Registration Statement.

Response: Pursuant to the staff’s request, the Trust’s Chief Financial Officer will sign future registration statements. The Trust does not have a Chief Accounting Officer.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures